FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-20578
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Layne Christensen Company Capital Accumulation Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205

LAYNE CHRISTENSEN COMPANY
CAPITAL ACCUMULATION PLAN
Financial Statements as of December 31, 2007 and 2006 and for the Years Then Ended, Supplemental Schedules as of and for the Year Ended December 31, 2007, and Report of Independent Registered Public Accounting Firm

LAYNE CHRISTENSEN COMPANY
CAPITAL ACCUMULATION PLAN
TABLE OF CONTENTS

PAGES
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS;

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements as of and for the Years Ended December 31, 2007 and 2006	4 - 9

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	10-11

Form 5500, Schedule H, Part IV, Line 4a — Delinquent Participant Contributions for the Year Ended December 31, 2007	12

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of
Layne Christensen Company Capital Accumulation Plan:
We have audited the accompanying statements of net assets available for benefits of Layne Christensen Company Capital Accumulation Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
June 27, 2008
Kansas City, Missouri

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
INVESTMENTS, at fair value:
Participant-directed investments:
Common/collective trust fund	$18,843,818	$17,477,207
Mutual funds	64,294,166	57,062,948
Layne Christensen Company stock account	6,559,781	4,422,154
Participant loans	2,112,403	1,916,690

Total investments, at fair value	91,810,168	80,878,999

RECEIVABLES:
Employee contributions	306,403	190,664
Employer contributions	158,378	92,625
Accrued income	18,373	16,253

Total receivables	483,154	299,542

CASH	620	17,495

Total assets	92,293,942	81,196,036

LIABILITIES -
Accrued expenses	26,250	29,750

Total liabilities	26,250	29,750

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	92,267,692	81,166,286

Adjustments from fair value to contract value for fully benefit- responsive investment contracts	174,605	331,945

NET ASSETS AVAILABLE FOR BENEFITS	$92,442,297	$81,498,231

See Notes to Financial Statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:
Investment income:
Interest and dividend income	$5,467,862	$4,199,038
Net appreciation in fair value of investments	2,159,012	4,511,906

Net investment income	7,626,874	8,710,944

Contributions:
Participant	6,462,241	5,376,310
Employer	3,258,344	2,630,772
Rollover	1,324,412	245,082

Total contributions	11,044,997	8,252,164

Transfer from other Plans	115,135	—

TOTAL ADDITIONS	18,787,006	16,963,108

DEDUCTIONS:
Withdrawals and terminations	7,808,045	5,885,045
Administrative expenses	34,895	51,511

TOTAL DEDUCTIONS	7,842,940	5,936,556

INCREASE IN NET ASSETS	10,944,066	11,026,552

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	81,498,231	70,471,679

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$92,442,297	$81,498,231

See Notes to Financial Statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2007 AND 2006
(1)	DESCRIPTION OF PLAN

The following brief description of the Layne Christensen Company Capital Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
(a)	General — The Plan is a defined contribution plan and is administered by Layne Christensen Company and an Administrative Committee comprised of individuals appointed by the Layne Christensen Company Board of Directors. Merrill Lynch Trust Company (“Merrill Lynch”) serves as the Plan’s trustee. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

(b)	Eligibility — Salaried and certain hourly employees of Layne Christensen Company and its subsidiaries (the “Company”) become eligible for membership in the Plan after completion of three months of service.

(c)	Contributions — Employee contributions are voluntary. Employees may make a basic (pre-tax) contribution of at least 1% up to limitations imposed by the Internal Revenue Service (“IRS”). After-tax contributions are not permitted after November 30, 1986. Effective January 2002, employees age 50 or older who make the maximum allowable pre-tax contribution to the Plan, are entitled to make an additional “catch-up contribution” in accordance with the Plan documents.

Participants are eligible for a matching contribution immediately upon electing to make a basic contribution. Each plan year the Company may make a matching contribution as follows: 1) 100 percent of the participant’s basic contributions to the extent that such basic contributions do not exceed 3 percent of the participant’s compensation; and 2) 50 percent of the participant’s basic contributions to the extent that such basic contributions exceed 3 percent but do not exceed 5 percent of the participant’s compensation. Additionally, employees as of the end of the Plan year who have completed at least two years of service at that time are eligible to receive an allocation of the Company profit sharing contribution. This discretionary contribution is determined annually by the Board of Directors of the Company and is based on a stated percentage, if any, of participants‘ eligible compensation.

(d)	Investment Options — The Plan has eighteen types of investment funds available through Merrill Lynch including a company stock account, a common/collective trust fund and sixteen mutual funds. Of the eighteen types of investment kinds available on an ongoing basis, eleven are considered “core” investment options while the remaining seven represent an expanded group of funds available to participants who wish to invest beyond the core offerings.

Participants may allocate their elected deferral percentage to any or all of the funds in 1% increments. Participants may change their allocation between funds any time during the year. Company contributions are allocated to the funds in proportion with the participants’ elected deferral percentage at the time of contribution.

(e)	Participant Accounts and Vesting — Investment income is allocated on a daily basis among the Plan members who are participants of the Plan. The income allocation is made in proportion to the amount each participant’s account bears to the aggregate amount of all such accounts. After January 1, 2000, participant contributions, Company matching contributions, Company profit sharing contributions and earnings thereon are fully vested at all times and are not subject to forfeiture for any reason. Upon distribution, forfeitures from employer contributions made prior to January 1, 2000 become available to the Company and are fully applied toward employer contributions. At December 31, 2007 and 2006, forfeited non-vested accounts totaled $8,179 and $5,962, respectively. No forfeitures were utilized during 2007 and 2006.

(f)	Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested employee deferral account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms for repayment shall be no less than one year and no greater than five years, unless the loan qualifies as a home loan, for which repayment terms may be up to 15 years. Loans are secured by assignment of 50% of the vested amount of the participant’s account and bear interest at a rate equal to the prime rate. Principal and interest are paid ratably through payroll deductions.

Participants eligible for a withdrawal as a result of financial hardship may request that all or a portion of their supplemental (after-tax) and basic (pre-tax) account be distributed. IRS regulations define severe financial hardship as a condition caused by the need for funds required for the purchase of or eviction from a family’s principal residence, college education for employees’ dependent children, self or spouse, or for major uninsured family medical expenses. The Administrative Committee must approve any such hardship withdrawals. The loan provision must be exhausted prior to applying for a hardship withdrawal.

(g)	Payment of Benefits — Upon termination of employment or retirement, the participant, or in the case of death, the surviving spouse, can elect to receive the participant’s account balance in a single lump sum or in installments. Account balances which do not exceed $5,000 may be paid in a single lump sum upon termination. Effective March 28, 2005, in the event of a mandatory distribution greater than $1,000 but not more than $5,000 that is made in accordance with the provisions of the Plan providing for an automatic distribution to a Participant without the Participant’s consent, if the Participant does not elect to have such distribution paid directly to an “eligible retirement plan” specified by the Participant in a direct rollover (in accordance with the direct rollover provisions of the Plan) or to receive the distribution directly, then the Administrator shall pay the distribution in a direct rollover to an individual retirement plan designated by the Administrator. Participants with an account balance of greater than $5,000 can elect to indefinitely maintain their account balance within the Plan.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

(c)	Risk and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

(d)	Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. The common/collective trust fund is stated at estimated fair value as determined by the issuer of the common/collective trust fund based on the fair market value of the underlying investments. Shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The Plan’s investment in the Layne Christensen Company Stock Account is valued at quoted market prices as determined by closing sales prices reported on the last business day of the year. Participant loans are valued at outstanding principal balances due which approximate fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefits is presented on a contract value basis and is not affected by the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Retirement Preservation Trust is a stable value fund that is a commingled pool of the Retirement Preservation Trust for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contribution made to the fund, plus earnings, less participant withdrawals.

Management fees and operating expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

(e)	Administrative Expenses — Most administrative costs (e.g., investment transaction fees, trustee fees, record keeping fees, and audit fees) are paid by the Plan. Other costs are paid by the Company.

(f)	Payment of Benefits — Benefit payments to participants are recorded upon distribution. At December 31, 2007 there were no benefits payable. At December 31, 2006, amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $25,587.

(g)	Transfer in from American Water Services, Inc. 401(k) Plan — Effective January 27, 2007, the loan balance of certain participants in the American Water Services, Inc. 401(k) Plan (“American Water Plan”) were transferred into the Plan. As a result of this transfer, American Water Plan assets totaling $115,135 were transferred into the Plan.

(h)	New Accounting Pronouncements — In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. Plan management is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its net assets available for benefits and changes in net assets available for benefits when such statement is adopted.
(3)	INVESTMENTS
The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006
Retirement Preservation Trust	$18,843,818	$17,477,207
PIMCO Total Return Fund	8,539,925	5,925,504
Davis New York Venture Fund	12,721,210	12,003,645
Blackrock Basic Value Fund A	11,333,936	11,372,153
Blackrock Balanced Capital Fund A	6,816,848	6,817,869
Layne Christensen Company Stock Account	6,559,781	4,422,154
Managers International Equity Fund	5,308,656	4,676,889
American Growth Fund of America	5,305,345	—
During the year ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Common stock	$2,330,096	$1,011,217
Mutual funds	(171,084)	3,500,689

Net appreciation in fair value of investments	$2,159,012	$4,511,906

(4)	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan subject to the provisions set forth in ERISA.

(5)	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated September 26, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Company and plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified and the related trust continues to be tax-exempt, and no provision for income tax has been included in the Plan’s financial statements.

(6)	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2006 to the Form 5500:

2006
Net assets available for benefits per the financial statements	$81,498,231
Amounts allocated to withdrawing participants	(25,587)

Net assets available for benefits per the Form 5500	$81,472,644

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2007 and 2006 to the Form 5500:

	2007	2006
Benefits paid to participants per the financial statements	$7,808,045	$5,885,045
Add: Amounts allocated to withdrawing participants at end of year	—	25,587
Less: Amounts allocated to withdrawing participants at beginning of year	(25,587)	(15,899)

Benefits paid to participants per Form 5500	$7,782,458	$5,894,733

(7)	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and units in a common collective trust fund managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

The Layne Christensen Company Stock Account includes transactions that also qualify as exempt party-in-interest transactions. At December 31, 2007 and 2006, the Plan held 133,302 and 134,699 shares, respectively, of common stock of Layne Christensen Company, the sponsoring employer, with a cost basis of $2,193,429 and $1,753,638, respectively. There was no dividend income recorded by the Plan during the years ended December 31, 2007 and 2006.

(8)	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

Layne Christensen Company remitted the March 30, 2007 contributions of $16,692 to the trustee on April 23, 2007, which was later than required by Department of Labor (“DOL”) Regulation 2510.3-102. The Company filed Form 5330 with the IRS and paid excise tax on the transaction. In addition, participant accounts were credited with the amount of the investment income that would have been earned had the participant contribution been remitted on a timely basis.
* * * * * *

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(e)
		Description of Investment including maturity
	Identity of Issuer, Borrower, Lessor or	date, rate of interest, collateral, par or
	Similar Party	maturity value	Cost	Current Value
*	Layne Christensen	Layne Christensen Company Stock Account Common Stock (133,302 shares)	**	$6,559,781
*	Merrill Lynch	Retirement Preservation Trust Common/Collective Trust (19,018,423 units)	**	18,843,818
	Managers	Managers International Equity Fund Mutual Fund (68,872 shares)	**	5,308,656
	American	American Growth Fund of America Mutual Fund (158,274 shares)	**	5,305,345
	Nationwide	Nationwide Small Cap Fund Mutual Fund (26,607 shares)	**	423,314
	Phoenix	Phoenix Mid-Cap Value Fund Mutual Fund (13,870 shares)	**	325,116
	Franklin	Franklin Small-Mid Capital Growth Fund Mutual Fund (86,653 shares)	**	3,068,394
	John Hancock	John Hancock Health Sciences Fund Mutual Fund (16,676 shares)	**	583,661
	Blackrock	Blackrock Basic Value Fund A Mutual Fund (382,258 shares)	**	11,333,936
	Blackrock	Blackrock Balance Capital Fund A Mutual Fund (260,384 shares)	**	6,816,848
	Blackrock	Blackrock High Income Fund A Mutual Fund (98,152 shares)	**	485,851
	Blackrock	Blackrock Pacific Fund A Mutual Fund (44,534 shares)	**	1,257,631
	PIMCO	PIMCO Total Return Fund Mutual Fund (798,870 shares)	**	8,539,925
	Blackrock	Blackrock S&P 500 Index I Mutual Fund (160,884 shares)	**	2,897,519
(Continued)

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(e)
		Description of Investment including maturity
	Identity of Issuer, Borrower, Lessor or	date, rate of interest, collateral, par or
	Similar Party	maturity value	Cost	Current Value
	Seligman	Seligman Communications and Information Fund Mutual Fund (40,307 shares)	**	1,539,712

	Blackrock Global Resources Portfolio	Blackrock Global Resources Portfolio Mutual Fund (51,881 shares)	**	3,030,352

	Pioneer	Pioneer Europe Select Equity Mutual Fund (19,179 shares)	**	656,696

	Davis New York	Davis New York Venture Fund Mutual Fund (317,951 shares)	**	12,721,210

	Plan Participants	Participant Promissory Notes Interest rates ranging from 4% to 9.25%; maturity dates through July 2021.		2,112,403

	TOTAL INVESTMENTS			$91,810,168

*	Indicates party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and, therefore, is not included.
(Concluded)

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4a-DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period descibed “in 29 CFR 2510.3-102, “ was answered “yes”

Identity to party	Relationship tp Plan, Employer,
Involved	or other Party-in-interest	Description of Transaction	Amount
Layne Christensen Company	Employer/ Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102 The March 30, 2007 participant contribution was deposited on April 23, 2007.	$16,692

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

DATE: June 30, 2008	By Layne Christensen Company

	By	/s/ Jerry W. Fanska

Jerry W. Fanska Sr. Vice President Finance - Treasurer

EXHIBIT INDEX

Exhibit
Number	Description of Documents	Page

23	Consent of Independent Registered Public Accounting Firm	15